Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

jmcfall@fulbright.com	Telephone:	(214) 855-8000
Direct Dial: (214) 855-8015	Facsimile:	(214) 855-8200
June 22, 2006
VIA EDGAR TRANSMISSION AND FEDEX
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motient Corporation
Definitive Additional Materials filed June 16, 2006 by Highland Capital
Management, L.P.
File Number: 000-23044
Dear Ms. Murphy:
     In response to the staff’s comments you expressed to us in a telephone conference on June 20, 2006 with respect to certain proxy materials disseminated in the above-referenced filing of Highland Capital Management, L.P. (“Highland”) and Highland’s related Internet website (www.ABetterMotient.com) (the “Website”), we have made certain revisions to the portion of such materials entitled “Presentation to Motient Investors.” Specifically, we have deleted the sixth bullet point on Slide 8 (which slide is entitled “The Challenges”). We have also revised the third and fourth (primary) bullet points of Slide 22 (which slide is entitled “Grants Under Equity Incentive Plan Appear Excessive”) to show our calculations regarding the value of the options referenced in the third bullet point and revise the statement that the restricted stock and options referenced in the fourth bullet point “could ultimately be worth millions of dollars.” The changes to such materials are reflected on the Website and in Definitive Additional Materials filed in a Schedule 14A on June 22, 2006.
Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio
Dubai • Hong Kong • London • Munich • Riyadh

Ms. Celeste M. Murphy
June 22, 2006

     Our responses to the staff’s comments are based upon information provided to us by or on behalf of Highland. Please do not hesitate to contact the undersigned at (214) 855-8015 or Kevin Ciavarra, General Counsel of Highland, at (972) 628-4178 if you have any questions or comments.

Sincerely yours,
/s/ Jeffrey S. McFall
Jeffrey S. McFall

JSM/rd

cc:	Mr. Kevin Ciavarra
Highland Capital Management, L.P.

Ms. Harva R. Dockery
Fulbright & Jaworski L.L.P.